

16021594

COMMISSION

0549 SEC Mail Processing Section

MAR 17 2016

Washington DC 404

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY CAPITAL INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 SW FIRST AVENUE SUITE 150
(No. and Street)

PORTLAND (City) OREGON (State) 97201-5333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY F. PURPURA 503/225-9393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY F. PURPURA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY CAPITAL INVESTMENT CORPORATION, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



OFFICIAL SEAL
LISA M BOYD
NOTARY PUBLIC-OREGON
COMMISSION NO. 479079
MY COMMISSION EXPIRES JULY 01, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A. PC

[70]

ADDRESS

15405 SW 116TH AVENUE, SUITE 112
KING CITY, OREGON 97224

[71]	[72]	[73]	[74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
Liberty Capital Investment Corporation

Report on the Financial Statements

I have audited the accompanying statements of financial condition of Liberty Capital Investment Corporation as of December 31, 2015, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with generally accepted auditing standards established by The Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Liberty Capital Investment Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in The United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2016

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

	2015
ASSETS	
Cash	$ 60,385
Receivables from broker dealers	70,443
Inventory positions at clearing Corporation	211,924
Deposits with clearing organizations	25,000
Furniture, equipment at cost - net of accumulated depreciation of $21,986	2,188
Prepaid expenses	23,653
TOTAL ASSETS	$393,593

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$ 78,465
TOTAL LIABILITIES	78,465
STOCKHOLDER'S EQUITY	
Common stock, no par value 8,550 shares issued	17,405
Additional paid-in capital	10,116
Retained earnings	287,607
Total stockholder's equity	315,128
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$393,593

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF INCOME
Year Ended December 31, 2015

	2015
REVENUE	
Commissions	$209,358
Sale of investment company shares	57,287
Dividends and interest	4,325
Fee income	259,704
Other	288,236
Unrealized Gains (Losses) on Securities	(8,151)
Total revenue	810,759
EXPENSES	
Employee compensation and taxes	622,142
Commissions and floor brokerage	39,229
Regulatory fees and assessments	6,692
Communications	6,639
Occupancy and equipment rents	43,313
Professional fees	16,187
Other expenses	51,372
Depreciation	780
Total expenses	786,354
NET INCOME, (LOSS) BEFORE INCOME TAXES	24,405
INCOME TAXES	(6,400)
NET INCOME (LOSS)	$ 18,005

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2015

Common Stock	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2014	8,800	$17,572	$10,116	$278,122	$305,810
Company stock repurchased	(250)	(167)		(8,520)	(8,687)
Net income (loss) for the year				18,005	18,005
Balance at December 31, 2015	8,550	$17,405	$10,116	$287,607	$315,128

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

	2015
Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Cash received from operations	$815,360
Cash paid to employees and suppliers	(811,560)
Dividends received	4,325
Income taxes	(420)
Net cash used by operating activities	(7,705)
Cash flows from investing activities:	
Inventory positions	(9,980)
Purchase of equipment	0
Net cash used by investing activities	(9,980)
Cash flow from financing activities:	
Repurchase of company stock	(8,687)
Net cash provided from financing activities	(8,687)
Net increase in cash and cash equivalents	(10,962)
Cash and cash equivalents at beginning of year	71,347
Cash and cash equivalents at end of year	$ 60,385

Reconciliation of net income to net cash provided by operating activities:

Net income (loss)	$ 18,005
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization and depreciation	780
Change in assets and liabilities:	
Receivables from brokers or dealers	775
Prepaid expenses, deposits	3,611
Accounts payable	(15,466)
Total adjustments	(10,300)
Net cash used in operating activities	($ 7,705)

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through February 9, 2016, the date on which the financial statements were available to be issued.

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989, in Oregon. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Insurance Protection Corporation (SIPC).

Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investments

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management

LIBERTY CAPITAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Use of Accounting Estimates

make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION

Accounts receivable from brokers, dealers and clearing organization result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C - INVESTMENT SECURITIES

Marketable securities owned at December 31, 2015, consist of investment securities at quoted market values.

Readily marketable (allowable):	
Corporate stocks	$105,870
Stock and bond mutual funds	106,054
	$211,924

Fair Market Measurement at Reporting Date Using:

Description	2015	Quoted Prices In Active Markets For Identical Assets Level 1
Available-for-sale securities	$211,924	$211,924
Total	$211,924	$211,924

NOTE D - FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2015, fixed assets consist of:

Furniture and fixtures	$ 22,644
Leasehold improvements	1,530
Less accumulated depreciation	(21,986)
	$ 2,188

Fixed Assets (Continued)
Depreciation expense was $780 for the year ended December 31, 2015.

NOTE E - CAPITAL STOCK

Capital stock at December 31, 2015 consists of:

20,000 shares of no par value common stock authorized, 8,550 issued and outstanding.	$ 17,405

NOTE F - INCOME TAXES

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2012, generally for three years after they were filed.

The components of the provision for corporate income tax are as follows:

	Current	Total
Federal	$ 4,500	$ 4,500
State	1,900	1,900
Total Provision	$ 6,400	$ 6,400

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $270,264, which was $265,264 in excess of its required net capital of $5,000. The Company's net capital ratio was .29 to 1.

NOTE H - RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $10,500 ($13,000 if age 50 or older). The Company must match dollar-for-dollar the employee elective deferrals up to 3% of wages or contribute 2% of wages up to $4,500 for all employees. The contribution made for the year ended December 31, 2015, was $11,067.

NOTE I - STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

During 2015, the Company repurchased 250 shares of stock under an option for an employee/stockbroker. The stock certificate was voided and the payment was allocated to common stock($167) and retained earnings ($8,520).

NOTE J - LEASE COMMITMENTS

The Company entered into a lease agreement effective July 1, 2006, for lease of office space and parking. Parking is at the current market rate, which is currently $199 per parking space. In July 2015, the agreement was extended through June, 2016 with monthly rent at $3,942.

NOTE J - LEASE COMMITMENTS (CONTINUED)

The future lease commitments are summarized as follows:

2016	$ 23,652
	$ 23,652

Total rent expense including parking for 2015 was $43,313.

NOTE K - CONCENTRATION OF CREDIT RISK

The Company has cash and money market fund deposits at financial institutions in excess of the federally insured limits. The amount at risk at December 31, 2015 is zero. The Company does business primarily in Portland, Oregon and surrounding metropolitan area.

NOTE L - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
Liberty Capital Investment Corporation

I have audited the financial statements of Liberty Capital Investment Corporation for the year ended December 31, 2015, which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and PCAOB. In my opinion the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2016

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

LIBERTY CAPITAL INVESTMENT CORPORATION
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2015

	2015
Stockholders' equity from statement of financial condition	$315,128
Deduct equity not allowable for net capital	0
Stockholders' equity qualified for net capital	$315,128
Deductions and/or charges	
Non-allowable assets:	
Furniture and equipment	(2,188)
Prepaid expenses	(23,653)
	289,287
Net Capital before haircuts	
Haircut on other securities	(19,023)
Net Capital	$270,264
Computation of net capital requirement	
Minimum net capital required	$ 5,231
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$265,264
Excess net capital at 1000%	$262,418
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$ 78,465
Total aggregate indebtedness	$ 78,465
Ratio: Aggregate indebtedness to net capital	.29 to 1.

LIBERTY CAPITAL INVESTMENT CORPORATION
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5
For Year Ended December 31, 2015

	2015
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$276,967
Adjustments	
Effect on net income for adjustments	
(Increase) Decrease in aggregate indebtedness	(6,703)
Rounding	(0)
Net capital at December 31, as adjusted	$270,264
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 71,762
Rounding	0
Increase (Decrease) in aggregate indebtedness	6,703
Total aggregate indebtedness as of December 31, as adjusted	$ 78,465

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors Liberty Capital Investment Corporation
1800 SW First Avenue, Suite 150
Portland, Oregon 97201-5333

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPE-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Liberty Capital Investment Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Liberty Capital Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Liberty Capital Investment Corporation's management is responsible for the Liberty Capital Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,
2. Compared the amounts reported on the audited Form-X17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2016

SIPC-6

(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*24*******3336********************MIXED AADC 220
042051 FINRA DEC
LIBERTY CAPITAL INVESTMENT CORP
1800 SW 1ST AVE STE 150
PORTLAND OR 97201-5359

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 561.70

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable Ø

2. Assessment balance due 561.70

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

C. Total assessment and interest due $ 561.70

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 561.70

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberty Capital Investment Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 17th day of July, 20 15.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 6/30/2015

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 407,686
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	9,009
Total additions	416,695
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	170,722
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	20,170
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1125
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ Ø

Enter the greater of line (i) or (ii)	Ø
Total deductions	192,017
2d. SIPC Net Operating Revenues	$ 224,678
2e. General Assessment @ .0025	$ 561.70

(to page 1, line 2.A.)

Liberty Capital Investment Corp.
1800 SW 1st Avenue Ste. 150
Portland, OR 97201
503.225.9393

July 17 20 15

10294

24-22/1230

PAY TO THE ORDER OF SIPC $ 561 70/100

five hundred sixty-one and 70/100 DOLLARS 

US Bank
410 SW Harrison St.
Portland, OR 97201

FOR CRD#25706

MP

⑆123000220⑆ 153605558151⑈0294

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*****3297*****************MIXED AADC 220
042051 FINRA DEC
LIBERTY CAPITAL INVESTMENT CORP
1800 SW 1ST AVE STE 150
PORTLAND OR 97201-5359

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1153.59
   B. Less payment made with SIPC-6 filed (exclude interest) (561.70)
      07/17/15
      Date Paid
   C. Less prior overpayment applied (Ø)
   D. Assessment balance due or (overpayment) Ø
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø
   F. Total assessment balance and interest due (or overpayment carried forward) $ 591.89
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 591.89
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberty Capital Inv. Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of January, 20 16.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 806,435
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	8151
Total additions	814,585
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	310,598
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	41,351
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1200
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ Ø	
Enter the greater of line (i) or (ii)		Ø
Total deductions		353,149
2d. SIPC Net Operating Revenues		$ 461,436
2e. General Assessment @ .0025		$ 1153.59

(to page 1, line 2.A.)

Liberty Capital Investment Corp.
1800 SW 1st Avenue Ste. 150
Portland, OR 97201
503.225.9393

Jan. 20 20 16

10302

24-22/1230

PAY TO THE ORDER OF SIPC $ 591 89/

five hundred ninety-one and 89/ DOLLARS



US Bank
410 SW Harrison St.
Portland, OR 97201

FOR CRD# 25706

⑆123000220⑆ 153605558151⑈0302

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Registered Public Accounting Firm-Exemption Report Review

To the Board of Directors and Shareholders
of Liberty Capital Investment Corporation

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Liberty Capital Investment Corporation indentified the following provisions of 17 C.F.R. #240.15c3-3 under the provision (k)(2)(ii) "Customer protection-Reserves and Custody of Securities" and (2) Broker Dealer stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Capital Investment Corporation's management is responsible for compliance with the exemption provisions and it's statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broker Dealer's compliance with the exemption provisions. A review is substantially less in scope than an examination. The objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated. In all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Oregon



Duane Liebswager, C.P.A., PC

February 9, 2016

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

Liberty Capital

Investment Corporation

1800 SW First Ave., Suite 150, Portland, OR 97201
(503) 225-9393 • Fax (503) 225-6532
www.LibertyCapInv.com

2015 Exemption Report

SEC Rule 15c3-3

Liberty Capital Investment Corporation, during calendar year 2015, claimed an exemption to SEC Rule 15c3-3. Liberty Capital Investment Corporation met the following criteria, without exception, for the calendar year 2015 under section (k) of the Rule:

> Liberty Capital Investment Corporation is not a carrying firm. Liberty Capital carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through First Southwest Company.

The Internal Control over the compliance of the broker dealer was effective during the entire fiscal year 2015 and was effective at the end of fiscal year 2015.

The broker dealer was in compliance with 17 C.F.R. 240.15c3-1 (the net cap rule) and 240.15c3-3(e) (the reserve requirement rule) as of the end of fiscal year 2015.

The information used by the broker dealer to state whether it was in compliance with the net cap rule and the reserve requirements rule was derived from the books and records of the broker dealer.

I certify that the above statement is true and accurate to the best of my knowledge.



Gary F. Purpura

President / Principal